

December 17, 2010

VIA U.S. MAIL

John E. Crisp
Chairman, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, Texas 78332

> **Re:** **Forbes Energy Services Ltd.**
> **Registration Statement on Form S-4**
> **Filed November 19, 2010**
> **File No. 333-170741**
> **Form 10-K for Fiscal Year Ended December 31, 2010, as amended**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 333-150853-04**

Dear Mr. Crisp:

We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   Please confirm that you will revise your Exchange Act reports to comply with the below comments, as necessary.

Registration Statement on Form S-4

General

4.   Please define all defined terms the first time such terms are used. For example, and without limitation, we note that the term "Bermuda Reorganization" is defined on page 30, though such term is used numerous times before page 30.

5.   Please provide updated disclosure with each amendment. For example, and without limitation, we note your disclosure at page 6 relating to the number of shares outstanding in October 2010.

6.   Where you make reference in your filing by section heading to other sections in your filing, please provide the relevant page numbers. For example, and without limitation, please provide the relevant page number at page 10 with respect to your reference to the section "Description of Capital Stock…."

7.   We note that this registration statement was filed by Forbes Bermuda. Please tell us what legal entity (Forbes Bermuda or Forbes Texas or both) will be the issuer of the securities covered by your registration statement. In this regard, please address (i) why Forbes Bermuda filed the registration statement and (ii) why Forbes Texas does not need to be identified as an issuer of the securities covered by your registration statement. In your response, please cite all authority on which you rely. We may have further comments.

8.   We note you and your previous auditors have identified C.C. Forbes, LLC (CCF), TX Energy Services, LLC (TES) and Superior Tubing Testers, LLC (STT) as the Predecessor entities, which have been combined in your financial statement presentation for fiscal year 2007. We note your financial statements and footnotes identify these periods as

predecessor statements and amounts. However, in other areas of your filing, such as Management's Discussion and Analysis and Selected Financial and Operating Information, these periods have not been clearly identified and labeled as "Predecessor." We would expect clear demarcation of all periods related to these Predecessor entities, including a vertical line separating the predecessor statement amounts from successor statements amounts in all financial tables presented throughout your filing. Please review the disclosure throughout your filing to ensure these periods are clearly identified for the reader.

9.   We note your disclosure on page 24 that "the issuance of shares of preferred stock of Forbes Texas in exchange for preference shares of Forbes Bermuda in connection with the Conversion is not being registered hereunder" in reliance on Section 3(a)(9) of the Securities Act. Please provide the basis for relying on Section 3(a)(9) in respect of your preferred shares, or otherwise tell us why you are not required to register the issuance of such shares in connection with the conversion. In addition, please reconcile your statement that you are relying on Section 3(a)(9) in respect of your preferred stock with your statement at page 99 that upon the effectiveness of the conversion, your preferred stock will have been registered.

Calculation of Registration Fee

10.   We note that it appears from your fee table that you are only registering the offer and sale of shares of common stock that will be outstanding after the share consolidation, and shares underlying your Series B Senior Convertible Preferred Stock. It appears that you should also register the offer and sale of the preferred stock purchase rights attached to your common stock. We also note your disclosure at page 7 that outstanding options and other rights to acquire shares of Forbes Bermuda will automatically convert into options or rights to acquire the corresponding shares of Forbes Texas. Please tell us why the securities underlying such options or rights are not included in your fee table. In addition, please ensure that your legality opinion reflects any changes to your registration statement that you make in connection with this comment.

Prospectus Cover Page

11.   We note that in connection with the conversion, you will be effecting a share consolidation whereby each ten common shares of Forbes Bermuda outstanding immediately prior to the consolidation will be consolidated into one common share. Please expand your disclosure in this section to briefly describe the share consolidation.

About This Prospectus, page i

12. We note your reference at page i to "the accompanying letter of transmittal." Please provide us with a copy of such letter, and tell us why you have not filed it as an exhibit to your filing.

Forward-Looking Statements, page ii

13. Please eliminate the word "will" from your list of forward-looking statements and in the first paragraph on page 28.

14. We note your reference at page ii to "conflicts of interest between the principal equity investors and the noteholders." Please briefly describe the nature of such conflicts and how they present risks or uncertainties.

Summary, page 1

General

15. We note your disclosure at page F-9 under note 1 to your financial statements that "additional funding approximately of $15 million will be required during 2010 in order to meet your working capital requirements." We also note your disclosure relating to your May 2010 preferred stock offering with net proceeds of $14.3 million and your related risk factor disclosure at page 11 under "We may be adversely effected…" that you may require additional capital in the future. We further note your disclosure at page 38 under "Liquidity and Capital Resources" relating to certain restrictive covenants that may hamper your ability to access the capital markets or sell assets. Please revise your disclosure to indicate approximately your working capital requirements for the next twelve months and how you intend to obtain capital to satisfy them to the extent necessary.

Our Competitive Strengths, page 2

16. We note your statement that you "believe most of the active U.S. well servicing rig fleet was built prior to 1982." Please revise your disclosure to provide the source for such belief.

Our Strategy, page 3

17. We note your statement at page 4 that in 2009 you expanded into "only two new locations while closing one location." Please revise your disclosure to identify each location.

Summary of the Conversion, page 6

18.   We note your disclosure at page 6 that you are effecting the consolidation "in order to be eligible for listing" on NASDAQ. Please expand this disclosure to provide the basis for this statement. In this regard, we note your disclosure in the first paragraph on page 24.

19.   Please provide a brief description in this section of the material differences between the governing corporate law and organizational documents for Forbes Bermuda and Forbes Texas as they relate to the rights of your shareholders.

20.   We note your disclosure under "—Share Consolidation" relating to the number of your authorized shares and authorized share capital. It is not clear to us why the consolidation will reduce the number of authorized shares or how the authorized share capital will remain the same. Please revise your disclosure to more clearly describe the relevant mechanics. In this regard, we note your related disclosure at page 83.

Risk Factors, page 10

General

21.   Please remove mitigating language from your risk factors disclosure. For example, and without limitation, we note in your Risk Factors section under the subcaption "Our business depends on domestic spending…" your statement that certain producers recently increased capital budgets and under the subcaption "We may be unable to maintain pricing…" your statement that pricing has increased in early 2010.

Currently, your rights as a shareholder of Forbes Bermuda…, page 10

22.   Rather than just providing a cross reference to another section of your Form S-4, please provide examples of the risks that are the bases for this risk factor. If appropriate, please describe such individual risks in separate risk factors.

The dividend, liquidation and redemption rights…, page 10

23.   Please reference in this section the anticipated redemption date for your Series B Preferred Stock.

We rely heavily on our suppliers…, page 14

24.   Please identify your two suppliers of potassium chloride.

Our international operations could be adversely affected…, page 17

25.   We note your disclosure that you are "exploring possible foreign operations elsewhere."
        Please revise your disclosure to identify these foreign jurisdictions, or tell us why you do
        not believe that such disclosure is required.

The Conversion, page 22

Background and Reasons for the Conversion, page 22

26.   We note your disclosure that the conversion and share consolidation are subject to final
        board approval. With a view toward disclosure, please tell us why the board has only
        provided preliminary approval for you to take such actions.

27.   We note your disclosure at page 24 that you will pay cash in lieu of issuing fractional
        shares. Please revise your disclosure to indicate exactly how and when such payment
        will be calculated.

Selected Historical Financial and Operating Information, page 26

28.   Your table currently presents two pro forma basic and diluted earnings per share figures,
        adjusted for different transactions. Although the footnotes to the table describe the basis
        for each pro forma earnings per share amount, both figures are labeled with the same line
        item description and presented in the table with one pro forma earnings per share figure
        indented under the other. We believe the current presentation should be revised to clarify
        why there are two pro forma amounts. Please revise the presentation and line item
        descriptions to more clearly delineate the differences between the two pro forma earnings
        per share amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

29.   Please describe in this section any known uncertainties that you reasonably expect will
        have a material favorable or unfavorable impact on net sales or revenues or income from
        continuing operations, and the potential impact of such uncertainties. For example,
        please discuss in this section the potential impact to your net sales, revenues or income
        from continuing operations in the event that your contract with PEMEX is not renewed,
        or tell us why such disclosure is not required. See Item 303(a)(3) of Regulation S-K.
        Please also refer to SEC Release No. 33-6835 (May 18, 1989).

Results of Operations, page 31

30.   Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state on page 31 that the increase in revenues from your well servicing segment was due to the increases in prices and rig hours for your well services. Please quantify the amount of change due to each of the reasons described.

31.   If material, please quantify the effect on your results of operations caused by the PEMEX suspension that you reference at page 31.

Liquidity and Capital Resources, page 38

32.   We note your disclosure at pages F-44 – F-46 regarding the "more significant" restrictive covenants in your indentures. Please provide such information in your discussion of liquidity and capital resources.

33.   In this section, you initially state that you believe cash flows from operations will be adequate to meet your working capital requirements over the next twelve months. We note that your auditor has issued an opinion on the financial statements for the fiscal year ending December 31, 2009, assuming operations will continue as a going concern, with further disclosure provided in Note 1. Your disclosure in Note 1 states: "We project, based on current market conditions, that additional funding approximately of $15 million will be required during 2010 in order to meet our working capital requirements…." We understand this projected amount includes the requirements to repay interest and repurchase the Secured Senior Notes in 2010, which was subsequently completed. However, we believe your liquidity section should more clearly identify management's conclusions and considerations as of December 31, 2009 and discuss why these conclusions have changed as of the current date to support the statement that cash from operations will be adequate to meet working capital requirements over the next twelve months.

34.   In connection with the preceding comment, we note your cash flows from operating activities, although positive for the three months ending September 30, 2010, were a net use of cash of approximately $3.5 million for the nine months ending September 30, 2010. We further believe your disclosure in the liquidity and capital resources section should reconcile cash flow used in operating activities through September 30, 2010 with your assertion that you expect cash flows from operations to provide adequate funding. Please revise your discussion to address these matters.

35.   On a similar matter, in the second paragraph, your discussion of liquidity states that certain current outstanding debt agreements impose significant restrictions that *could*

limit your ability to obtain additional or replacement financing. However, Note 7 to the interim financial statements states that the First and Second Priority Notes restrict your ability to incur any additional debt under the restrictive covenants of both Indentures. Please expand the discussion of the impact of these covenants in your liquidity and capital resources section to more clearly state that currently, your debt agreements do not allow you to incur additional debt and therefore, you will be required to obtain additional financing through other markets.

Nominating and Voting Agreement, page 62

36.   Please revise your disclosure to describe all the material provisions of the nominating and voting agreement. In addition, please clarify how your present stock ownership structure affects the rights of the Founders under the agreement.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

37.   We note your disclosure at page 65 that you increased Mr. Cooper's compensation "in order to ensure that Mr. Cooper's compensation adequately reflects what is available in the market." Please expand your disclosure to indicate how you ascertained such market compensation. For example, if you engage in benchmarking, please identify the benchmark and, if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K.

38.   We note your disclosure at page 66 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

39.   Please expand your disclosure to discuss your policies with respect to how you allocate between cash and non-cash compensation generally and in respect of each of your named executive officers. See Item 402(b)(iii) of Regulation S-K.

Summary Compensation, page 66

40.   Please tell us why you have omitted compensation from your 2007 fiscal year. In that regard, we note that you provided such disclosure in your registration statement on Form S-4 (File No. 333-150853) that you filed on June 27, 2008.

<u>Securities Act Restrictions on Resale of Forbes Texas Common Stock, page 99</u>

41.   Please provide the basis for your disclosure suggesting that holders of Forbes Texas shares will be able to rely on Forbes Bermuda's reporting history in respect of sales made in reliance on Rule 144.

<u>Financial Statements and Related Information, page F-1</u>

<u>Note 1—Organization and Nature of Operations and Going Concern, page F-7</u>

<u>Nature of Business, page F-7</u>

42.   We understand you have concluded the operating subsidiaries, CCF, TES and STT, meet the definition of a predecessor under Regulation C, Rule 405. Please tell us whether you considered if FES LLC is a predecessor to FES Ltd. In your response, please provide us with adequate details of your analysis to support your conclusion.

43.   We note your disclosure indicating that CCF, TES and STT were considered to be under common control prior to the Delaware reorganization. However, you have also disclosed that these entities were under "common management." Please describe the relationship between these entities prior to the Delaware reorganization and tell us why you considered these entities to be under common control.

44.   You have disclosed that CCF was identified as the accounting acquirer in the Delaware reorganization, and therefore, the net assets of CCF were carried over at historical cost under the guidance of FASB ASC Topic 805-40-25 and 805-40-30. We also understand the two other entities involved in the Delaware reorganization, TES and STT, were accounted for using purchase accounting, and a step-up in basis of their net assets was recorded as of January 1, 2008. You previously state the operations of CCF, TES and STT were held under common control prior to the Delaware reorganization, which is the basis for presenting combined financial statements for the periods prior to this reorganization. Therefore, it is unclear why you have applied purchase accounting to the net assets of TES and STT. If these entities were under common control immediately prior to the reorganization, it appears that the net assets of CCF, TES and STT would be accounted for at historical cost. Please tell us how you considered the guidance of FASB ASC Topics 805-10-15-4(c), 805-50-15-6 and 805-50-04. Your response should provide sufficient detail with references to the relevant accounting literature to support your conclusion.

45.   We note your disclosure stating that you used third party appraisers to assist in performing purchase price allocations. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For

additional guidance, refer to Question 233.02 of the Compliance & Disclosure
Interpretations regarding Securities Act Rules.

Note 3—Summary of Significant Accounting Policies, page F-10

Fair Value of Financial Instruments, page F-11

46.   In accordance with FASB ASC Topic 820-10-50-2, please revise your disclosure of fair
        value of the Second Priority Notes here and per page F-46 to specifically identify the
        level with the fair value hierarchy in which your fair value measurements fall (i.e., Level
        1, Level 2 or Level 3).

Exhibits and Financial Statement Schedules, page II-2

47.   Please provide the basis for not filing a list of your subsidiaries pursuant to Item
        601(b)(21) of Regulation S-K.

48.   Please file an opinion regarding tax matters pursuant to Item 601(b)(8) of Regulation S-
        K, or tell us why you believe that such opinion is not required.

Undertakings, page II-3

49.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 5.1

50.   We note the assumptions in the legality opinion with respect to Forbes Bermuda and the
        laws of Bermuda. Please tell us why such assumptions are necessary and appropriate.

Form 10-K for Fiscal Year Ended December 31, 2009

Controls and Procedures, page 67

Changes in Internal Control over Financial Reporting, including Remediation of Certain Material
Weaknesses, page 68

51.   It does not appear that management's annual report on internal control over financial
        reporting includes a statement identifying the framework used to evaluate the
        effectiveness of your internal control over financial reporting. Please revise or advise.
        Refer to Item 308(T)(a)(2) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Exhibit 32—Section 906 Certifications

52.   We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley
        Act make reference to your Form 10-Q for the quarter ended June 30, 2010 (*i.e.*, rather
        than the quarter ended September 30, 2010). Please revise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include, as the case may be, the information the
Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange
Act of 1934 and all applicable Exchange Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in responding to our comments or in the event you
request acceleration of the effective date of the pending registration statement please provide a
written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief,
at (202) 551-3311 if you have questions regarding comments on the financial statements and

related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   R. Clyde Parker, Jr., Esq.
        Winstead PC
        (281) 681-5901 (fax)